SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)

 Under the Securities Exchange Act of 1934

PRIMERICA, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

74164M 108

 (CUSIP Number)

SCOTT A. ARENARE, ESQ.

MANAGING DIRECTOR AND GENERAL COUNSEL

 WARBURG PINCUS LLC

 450 LEXINGTON AVENUE

 NEW YORK, NY 10017

 (212) 878-0600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

Copy to:

     DAVID K. LAM, ESQ.

 WACHTELL, LIPTON, ROSEN & KATZ

 51 WEST 52ND STREET

 NEW YORK, NY 10019

 (212) 403-1000

May 28, 2013

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

1	Names of Reporting Persons Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Warburg Pincus Partners LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

1	Names of Reporting Persons Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 6,591,731†‡
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 6,591,731†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,591,731†‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock of Primerica.

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2010, as amended by Amendment No. 1, filed with the SEC on April 21, 2011, Amendment No. 2, filed with the SEC on November 17, 2011, Amendment No. 3,  filed with the SEC on December 21, 2011, Amendment No. 4, filed with the SEC on April 18, 2012, Amendment No. 5, filed with the SEC on April 27, 2012, Amendment No. 6, filed with the SEC on October 4, 2012 and Amendment No. 7, filed with the SEC on October 11, 2012, Amendment No. 8, filed with the SEC on November 21, 2012, Amendment No. 9, filed with the SEC on November 28, 2012, Amendment No. 10, filed with the SEC on February 12, 2013, and Amendment No. 11, filed with the SEC on February 15, 2013 (as amended, the “Statement”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC, who may be deemed to control WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC.  Each of Messrs. Kaye and Landy, WP X, WP X LP, WP X LLC, WP Partners, WP and WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”) disclaims beneficial ownership of the shares of Common Stock of the Issuer except to the extent of any pecuniary interest therein.

Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.  Except as otherwise described herein, the information contained in the Statement remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following after the last paragraph of Item 4:

On May 28, 2013, WP X entered into a Share Repurchase Agreement with Primerica (the “May 2013 Share Repurchase Agreement”), pursuant to which WP X has agreed to sell to Primerica, and Primerica agreed to purchase from WP X: (i) 2,488,621 shares of Common Stock, and (ii) and Warrants exercisable for 4,103,100 shares of Common Stock (the “Warrants”), at an exercise price of $18.00 per share.  The purchase price for the shares of Common Stock was $34.67 per share, and the purchase price for the Warrants was $16.67 per share, for an aggregate purchase price of $154.7 million.  The transaction is scheduled to be completed on June 3, 2013.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended and supplemented as follows:

(c)    Other than as described in this Amendment, the Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past 60 days. The additional language added to Item 4 by this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Statement is hereby amended by adding the following after the last paragraph of Item 6:

            May 2013 Share Repurchase Agreement

On May 28, 2013, WP X entered into the May 2013 Share Repurchase Agreement with Primerica, pursuant to which WP X has agreed to sell to Primerica, and Primerica agreed to purchase from WP X: (i) 2,488,621 shares of Common Stock, and (ii) and Warrants exercisable for 4,103,100 shares of Common Stock (the “Warrants”), at an exercise price of $18.00 per share.  The purchase price for the shares of Common Stock was $34.67 per share, and the purchase price for the Warrants was $16.67 per share, for an aggregate purchase price of $154.7 million.  The transaction is scheduled to be completed on June 3, 2013.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X, L.P.
By: Warburg Pincus X LLC, its general partner
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare__________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS X LLC
By: Warburg Pincus Partners LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Scott A. Arenare, Attorney-in-fact*

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare_________________
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By: /s/ Scott A. Arenare_________________
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By: /s/ Scott A. Arenare_________________
Scott A. Arenare, Attorney-in-fact*

* The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.